

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 11, 2016

VIA E-MAIL
Mr. Thomas A. Bartlett
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, MA 02116

Re: **American Tower Corporation**
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 001-14195

Dear Mr. Bartlett:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities